Exhibit 99.1

(The following is an unofficial English translation of the Convocation Notice of the 64th Ordinary General Meeting of Shareholders of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

                                    (Stock Code Number: 6857, TSE first section)
                                                                    June 1, 2006

To Our Shareholders

                                               Toshio Maruyama
                                               Representative Board Director
                                               President and CEO
                                               ADVANTEST CORPORATION
                                               32-1, Asahi-cho 1-chome,
                                               Nerima-ku, Tokyo


                              CONVOCATION NOTICE OF
                              ---------------------
                THE 64th ORDINARY GENERAL MEETING OF SHAREHOLDERS
                -------------------------------------------------

Dear Shareholders:

         Notice is hereby given that the 64th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the "Company") will be held as set forth below. Your attendance thereat is respectfully requested.

         If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 5:00 p.m. of June 26, 2006 (Monday) after carefully reading the reference documents as set forth below.

(Exercise of voting rights in writing by submitting the enclosed voting instruction form)

         Please indicate your intention to vote "for" or "against" each agenda item in the enclosed voting instruction form, then send the said form to us.

(Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.))

         Please access the website for casting votes (http://www.e-tosyodai.com) and indicate your intention to vote "for" or "against" each agenda item by following the on-screen instructions. For details, please refer to "Instructions for the Exercise of Voting Rights via the Internet, etc." as set forth on page 24.



1.      Date and time:             June 27, 2006 (Tuesday) at 10:00 a.m.

2.      Place:                     Main Conference Room of Advantest Corporation
                                   32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo


3.      Subject matters of the general meeting of shareholders:

               Matters to be reported:

               Item No.1:                Matters concerning the business report,
                                         consolidated balance sheets,
                                         consolidated statements of income,
                                         balance sheets, and statements of
                                         income for the 64th Fiscal Year (from
                                         April 1, 2005 to March 31, 2006);

               Item No.2:                Matters concerning the results of audit
                                         of the Company's consolidated
                                         statements by an independent auditor
                                         and the Board of Corporate Auditors

          Matters to be resolved:

               Agenda Item No. 1:        Approval of the proposed appropriation
                                         of retained earnings for the 64th
                                         fiscal year

               Agenda Item No. 2         Partial amendment to the Articles of
                                         Incorporation

               Agenda Item No. 3:        Election of two directors

               Agenda Item No. 4:        Election of one corporate auditor

               Agenda Item No. 5:        Determination of the amount of
                                         remuneration for granting stock options
                                         to directors and corporate auditors

               Agenda Item No. 6:        Issuance of the stock acquisition
                                         rights as stock options

               Agenda Item No. 7:        Payment of money to directors and
                                         corporate auditors still in office
                                         following the abolishment of retirement
                                         allowance payment system

4.      Matters decided with respect to the convocation

        (1) If the voting right is exercised by way of both voting instruction form and electro-magnetic method, the exercise of voting right by way of electro-magnetic method shall be deemed valid.

        (2) If the voting right is exercised by way of electro-magnetic method multiple times, the last exercise of voting right shall be deemed valid.

        (3) If the voting right is exercised by a proxy, such proxy must be a shareholder of the Company having voting right, and the number of proxy shall be limited to one.

================================================================================

         When you arrive at the meeting, please submit the enclosed voting instruction form to the reception desk at the site of the meeting.

         Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will appear on the Company's website (http://www.advantest.co.jp).

         We cordially invite you to attend a reception to be held after the meeting for shareholders and management members of the Company.

         For shareholders who will be unable to attend the meeting on the date it is held, we expect to provide voice streaming of the actual meeting (solely with respect to the portion concerning matters to be reported) on the Company's website beginning on the day of the meeting.

           Reference Documents for the general meeting of shareholders
           -----------------------------------------------------------

Agenda Items and Reference Matters:

Agenda Item No. 1:  Approval of the proposed appropriation of retained earnings for the 64th fiscal year

         Considering the necessity to strengthen corporate constitution, future development of our business and other factors, the Company proposes that the appropriation of retained earnings for this fiscal year be as described on page 27 of the attached document "Report for the 64th Fiscal Year."

         The basic policy of the Company is to continue to provide stable dividends at a level consistent with its operating results, financial, condition and other elements based on the belief that shareholder value is premised on the realization of long-term and sustainable growth in corporate value.

         Based on the above policy, the Company proposes to pay a yearend dividend of (Y)45 per share for the fiscal year (which, together with the interim dividend of (Y)25 per share already paid, amounts to a fiscal year total of (Y)70 per share, representing an increase in (Y)20 per share over the previous fiscal year).

         Also, the Company proposes that, in view of the Company's business results for the current fiscal year and the amount of dividends payable to shareholders, bonuses be paid to the seven directors who are in office at the close of the current fiscal year in an aggregate total sum of (Y)180,000,000, and to the four corporate auditors who are in office at the close of the current fiscal year in an aggregate total sum of (Y)23,000,000.

Agenda Item No. 2:  Partial amendment to the Articles of Incorporation

1.       Reason for amendments:

(1) The Company proposes to amend Article 20 (Term of Office of Director) of the present Articles of Incorporation to shorten the term of office of directors from two years to one year. Based on this amendment, the Company aims to clarify directors' management responsibilities and to establish a management system that is capable of quickly responding to changes in management environments. In addition, the Company proposes to include a provision in the Supplementary Provisions to the Articles of Incorporation to clearly state the term of office of the directors elected at the 63rd ordinary general meeting of shareholders of the Company held on June 28, 2005.

(2) The Company proposes to amend the following provisions in response to the enforcement of the Company Law (Law No. 86 of 2005) on May 1, 2006:

         (a) The Company Law allows distributions of retained earnings pursuant to approval by the Board of Directors if the Articles of Incorporation so provide. Accordingly, the Company proposes adding Article 42 (Organ to Decide Distribution of Retained Earnings, etc.) as described in the Proposed Amendment, amending Article 38 (Dividends) of the present Articles of Incorporation and deleting Article 6 (Acquisition of Treasury Shares) and Article 39 (Interim Dividends) of the present Articles of Incorporation. In this manner, the Company aims to implement a capital policy that is responsive to changes in management environments. Based on the foregoing amendments, the distributions of retained earnings, etc. will be determined by a resolution of the Board of Directors.

         (b) As the restrictions limiting the place at which the general meeting of shareholders can be held have been abolished, the Company proposes to delete Paragraph 2 of Article 13 (Convocation of General Meeting of Shareholders) of the present Articles of Incorporation.

         (c) As the Company Law allows the Board of Directors to approve resolutions in writing, if the Articles of Incorporation so provide, the Company proposes to add Paragraph 4 to Article 22 (Convocation Notice and Resolutions of the Board of Directors) of the present Articles of Incorporation. The purpose of this amendment is to enable more prompt management decisions.

         (d) Under the Company Law, the Company may enter into contracts with its outside corporate auditors to limit their liabilities. Accordingly, the Company proposes to add Paragraph 2 to Article 36 (Exemption of Corporate Auditors' Liabilities) of the present Articles of Incorporation. Based on such indemnification of their liabilities to a reasonable extent, auditors would be able to fulfill their expected roles to the maximum extent and, in addition, the Company may retain outstanding individuals as auditors.

         (e) Under the Company Law, the Company may, if the Articles of Incorporation so provide, impose restrictions on the rights concerning share certificates constituting less than one unit of shares. Accordingly, the Company proposes to add Article 8 (Rights Concerning Shares Constituting Less than One Unit of Shares) as set forth in the Proposed Amendment.

         (f) The Company proposes to amend Article 16 (Restriction on Voting by Proxy) of the present Articles of Incorporation to limit the number of proxies who may exercise voting rights at a general meeting of shareholders to one proxy per shareholder.

         (g) Under the Company Law, the Company may, if the Articles of Incorporation so provide, deem to have provided the shareholders with reference documents for the general meeting of shareholders by disclosing such documents through the Internet. Accordingly, the Company proposes to add Article 14 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.) as set forth in the Proposed Amendment.

         (h) The Company proposes to change expressions and terms in the present Articles of Incorporation to be consistent with the provisions of the Company Law.

(3) The Company proposes to add Paragraph 2 to Article 26 (Exemption of Directors' Liabilities) of the present Articles of Incorporation to enable the Company to enter into contracts with its outside directors with a view to limiting such outside director's liabilities. Accordingly, based on such indemnification of their responsibilities to a reasonable extent, outside directors may play their expected roles to the maximum extent and, in addition, the Company may retain outstanding individuals as outside directors. The Company has obtained the consent from each of the corporate auditors with respect to the proposed addition of this paragraph.

(4) The Company proposes to amend Article 28 (Number of Corporate Auditors) of the present Articles of Incorporation to increase the maximum number of corporate auditors that can be appointed from four to five in order to strengthen the Company's auditing function.

(5) The Company proposes to make other necessary amendments and re-numbering of articles resulting from additions and deletions of the provisions.


2.       Details of proposed amendments:

         The details of the proposed amendments are as follows:

                                                                  (Changes (including deletions) are underlined.)
-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
Article 4.     (Method of Public Notice)                   Article 4.    (Method of Public Notice)
       The Company makes public notice by                         The method of the Company's public notice
       ----------------------------------                         -----------------------------------------

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
electronic means; provided that it may do so               shall be electronic method; provided that it may do
----------------                                           ---------------------------
in the Nikkei, in the event that the Company is            so in the Nikkei, in the event that the Company is
unable to make electronic announcements due to             unable to use electronic method due to accident or
          ------------------------------------                       ----------------------------------------
unforeseen circumstances or other unavoidable              other unavoidable reasons.
---------------------------------------------              -------------------------
and valid reasons.
------------------

Article 5.   (Total Number of Shares Authorized to be     Article 5.     (Total Number of Issuable Shares)
                              -----------------------                                     ---------------
Issued)
------
       The total number of shares authorized to be                The total number of the Company's issuable
                           -----------------------                                    ----------------------
issued by the Company shall be two hundred and twenty      shares shall be two hundred and twenty million
---------------------                                      ------
million (220,000,000) shares; provided, however, that in   (220,000,000) shares.
                              --------------------------
the case of redemption of shares of the Company, the
----------------------------------------------------
corresponding amount of shares redeemed shall be
------------------------------------------------
decreased therefrom.
--------------------

Article 6.     (Acquisition of Treasury Shares)                                  (Deleted)
-----------------------------------------------
       The Company may acquire treasury shares by
       ------------------------------------------
resolution of the Board of Directors pursuant to Article
--------------------------------------------------------
211-3, Paragraph 1, Clause 2 of the Commercial Code.
----------------------------------------------------

Article 7.     (Denomination of Share Certificates)        Article 6.     (Issuance of Share Certificates and
        -       ----------------------------------                 -       ----------------------------------
       The denominations of the share certificates         Their Denominations)
issued by the Company shall be determined in accordance    -------------------
                               ----------                  1.     The Company shall issue share certificates
with the Share Handling Regulations to be prescribed by    -------------------------------------------------
the Board of Directors.                                    representing its shares.
                                                           -----------------------
                                                           2.     The denominations of the share certificates
                                                           -
                                                           issued by the Company shall be determined in
                                                           accordance with the Share Handling Regulations to be
                                                           prescribed by the Board of Directors.


Article 8.    (Number of Shares and Not to Issue Share     Article 7.    (Number of Shares Constituting One Unit
        -                       ----------------                   -                       ---------------------
Certificates Constituting Less Than One Full Unit)         of Shares and Non-issuance of Share Certificates
                                                           -----------------------------
                                                           Constituting Less Than One Unit of Shares)
1.     The number of shares constituting one unit of       1.     The number of shares of the Company
                            ------------------------                                   --------------
shares of the Company shall be one hundred (100) shares.   constituting one unit of shares shall be one hundred
---------------------                                      -------------------------------
                                                           (100) shares.
2.     The Company shall not issue any certificate for     2.     Notwithstanding the provisions of the
                                       ---------------            -------------------------------------
shares constituting less than one full unit of shares      preceding article, the Company shall not issue any
------                                                     -----------------
(hereinafter referred to as "shares constituting less      share certificates constituting less than one unit of
 ----------------------------------------------------      ------------------
than one full unit"), unless the Share Handling            shares, unless the Share Handling Regulations provide
-------------------                                        otherwise.
Regulations provide otherwise.

                   (Newly introduced)                      Article 8.    (Rights Concerning Shares Constituting
                                                           ----------------------------------------------------
                                                           Less Than One Unit of Shares)
                                                           -----------------------------
                                                                  Shareholders (including beneficial
                                                                  ----------------------------------
                                                           shareholders, hereinafter the same) of the Company
                                                           --------------------------------------------------
                                                           may not exercise his/her rights relating to the
                                                           -----------------------------------------------
                                                           shares constituting less than one unit of shares that
                                                           -----------------------------------------------------
                                                           such shareholder holds other than those rights listed
                                                           -----------------------------------------------------
                                                           below or specified in these Articles of Incorporation:
                                                           ------------------------------------------------------
                                                           (1) Each of the rights provided in Article 189
                                                           ----------------------------------------------
                                                           Paragraph 2 of the Company Law;
                                                           -------------------------------
                                                           (2) The right to make a request pursuant to the
                                                           -----------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
                                                           provisions of Article 166, Paragraph 1 of the Company
                                                           -----------------------------------------------------
                                                           Law; and
                                                           --------
                                                           (3) The right to receive an allocation of offered
                                                           -------------------------------------------------
                                                           shares and offered stock acquisition rights pursuant
                                                           ----------------------------------------------------
                                                           to the number of shares held by the shareholder.
                                                           ------------------------------------------------

Article 9.    (Additional Sales of Shares Constituting     Article 9.    (Additional Purchases of Shares
                          -----                                                      ---------
Less Than One Full Unit)                                   Constituting Less Than One Unit of Shares)
              ----                                                                         ---------
       A holder of shares of the Company (including a             A shareholder of the Company may, pursuant to
       -------------------               ------------             -------------                     -----------
beneficial holder of shares of the Company, hereinafter    the provisions of the Share Handling Regulations,
------------------------------------------------------     ---
each a "Shareholder") constituting less than one full      request that the Company sell to such shareholder the
--------------------  ------------------------------                                        -------------------
                                                           number of shares that will constitute one unit of
unit may, in accordance with provisions of the Share                                                      --
----      -------------------                              shares when added to the number of shares
Handling Regulations, request the Company to sell to the   -----------------------------------
                                                     ---   constituting less than one unit of shares held by
Shareholder the number of shares that will constitute                                      -----------------
------------                                               him/her.
one full unit together with his/her shares constituting    -------
              ---------------------
less than one full unit.
              ----

Article 10.    (Share Handling Regulations)                Article 10.    (Share Handling Regulations)
       The registration of transfer of shares, the                Matters related to the handling of shares of
       -------------------------------------------         the Company and fees therefor, other than those
registration on the Beneficial Shareholders' Register in                                  ----------------
--------------------------------------------------------   provided for in laws and regulations or in these
writing or digitally, the purchase and the additional      ------------------------------------------------
-----------------------------------------------------      Articles of Incorporation, shall be governed by the
sales of shares constituting less than one full unit,      --------------------------
-----------------------------------------------------      Share Handling Regulations to be prescribed by the
and other matters related to the handling of shares of     Board of Directors.
---------
the Company and fees therefor shall be governed by the
Share Handling Regulations to be prescribed by the Board
of Directors.

Article 11.    (Transfer Agent)                            Article 11.    (Share Registration Agent)
               ----------------                                            ------------------------
1.     The Company shall have a transfer agent for its     1.     The Company shall have a share registration
                              ------------------------                                   --------------------
shares.                                                    agent.
------                                                     ------
2.     The transfer agent and its handling office          2.     Share registration agent and the location of
       ------------------                                         ------------------------     ---------------
shall be appointed by resolution of the Board              its handling office shall be determined by resolution
         ---------                                         -------------------          ----------
of Directors and the public notice thereof shall be        of the Board of Directors and the public notice
given.                                                     thereof shall be given.
3.     The Shareholders' Register of the Company           3.     Preparation of, and maintenance and other
       -----------------------------------------                  -----------------------------------------
(including the Beneficial Shareholders' Register of the    business concerning, the shareholders' register
-------------------------------------------------------    -----------------------------------------------
Company, hereinafter the "Shareholders' Register") and     (including beneficial shareholders' register,
------------------------------------------------------     ---------------------------------------------
the Register for Lost Share Certificates shall be kept     hereinafter the same), the register for stock
------------------------------------------------------     ---------------------------------------------
at the handling office of the transfer agent, and the      acquisition rights and the register for lost share
-----------------------------------------------------      --------------------------------------------------
registration of transfer of shares, the registration on    certificates shall be commissioned to the share
-------------------------------------------------------    -----------------------------------------------
the Beneficial Shareholders' Register in writing or        registration agent and shall not be handled by the
---------------------------------------------------        ------------------
digitally, the purchase and the additional sales of        Company.
---------------------------------------------------
shares constituting less than one full unit, and other
------------------------------------------------------
matters related to shares shall be handled by the
-------------------------------------------------
transfer agent and shall not be handled by the Company.
--------------

Article 12.    (Record Date)                               Article 12.    (Record Date)
1.     The Company shall deem the shareholders             1.     The Company shall deem the shareholders
registered on the last Shareholders' Register as of        registered on the last shareholders' register as of
March 31 of each year in writing or digitally as those     March 31 of each year in writing or digitally as
shareholders who are entitled to exercise                  those shareholders who are entitled to exercise

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
their rights at the Ordinary General Meeting of            their rights at the ordinary general meeting of
Shareholders concerning the relevant account settlement    shareholders concerning the relevant fiscal year.
                                     ------------------                                         -----------
date.
-----
2.     In addition to the case provided for in the         2.     In addition to the case provided for in the
preceding paragraph, whenever necessary, in accordance     preceding paragraph, whenever necessary, in
with a resolution of the Board of Directors and upon       accordance with a resolution of the Board of
giving prior public notice, the Company may deem the       Directors and upon giving prior public notice, the
shareholders or the registered pledgees registered on      Company may deem the shareholders or the registered
the last Shareholder's Register one certain date in        pledgees of shares registered on the last
                                ---                                 ---------
writing or digitally as those shareholders or the          shareholders' register as of a certain date in
registered pledgees who are entitled to exercise their                            -------
rights.                                                    writing or digitally as those shareholders or the
                                                           registered pledgees of shares who are entitled to
                                                                               ---------
                                                           exercise their rights.

Article 13.    (Convocation of General Meeting of          Article 13.    (Convocation of General Meeting of
Shareholders)                                              Shareholders)
1.                        (omitted)                        1.       (present provisions maintained)
2.     The General Meeting of Shareholders of the                                (Deleted)
-------------------------------------------------
Company shall be held at the location of the Head Office
--------------------------------------------------------
or at some place adjacent thereto, or in Tokyo.
-----------------------------------------------

                   (Newly introduced)                      Article 14.    (Internet Disclosure and Deemed
                                                                     ------------------------------------
                                                           Provision of Reference Documents for General Meeting
                                                           ----------------------------------------------------
                                                           of Shareholders, etc.)
                                                           ----------------------
                                                                  The Company may, in connection with the
                                                                  ---------------------------------------
                                                           convocation of a general meeting of shareholders,
                                                           -------------------------------------------------
                                                           deem the information concerning matters to be stated
                                                           ----------------------------------------------------
                                                           or indicated on the reference documents for a general
                                                           -----------------------------------------------------
                                                           meeting of shareholders, business report, statement
                                                           ---------------------------------------------------
                                                           of accounts and consolidated statement of account to
                                                           ----------------------------------------------------
                                                           have been provided to the shareholders by disclosing
                                                           ----------------------------------------------------
                                                           such information through the Internet pursuant to the
                                                           -----------------------------------------------------
                                                           applicable rules and the Ministerial Ordinance of the
                                                           -----------------------------------------------------
                                                           Ministry of Justice.
                                                           --------------------

Article 14.   (Convener and Chairman of General Meeting    Article 15.    (Convener and Chairman of General
        --                                                         --
of Shareholders)                                           Meeting of Shareholders)
                        (omitted)                                     (present provisions maintained)

Article 15.    (Method of Resolution)                      Article 16.    (Method of Resolution)
        --                                                         --
1.     Unless otherwise provided for by laws and           1.     Unless otherwise provided for by laws and
ordinances or by the Articles of Incorporation, the        regulations or by the Articles of Incorporation,
                                                ---
resolution of the General Meeting of Shareholders shall    resolutions of general meetings of shareholders shall
              ---
be adopted by a majority vote of the total voting rights   be adopted by a majority vote of the total voting
of the shareholders present at the meeting.                rights of the shareholders present at the meeting who
                                                                                                             ---
                                                           are entitled to exercise their voting rights.
                                                           --------------------------------------------
2.     Special resolutions of a General Meeting of         2.     Special resolutions of general meetings of
Shareholders set forth in Article 343 of the Commercial    shareholders set forth in Article 309, Paragraph 2 of
                          -----------------------------                              ---------------------------
Code shall be adopted by the affirmative vote of           the Company Law shall be adopted by the affirmative
----                                                       ---------------
two-thirds of the shares of voting stock represented in    vote of two-thirds of the total voting rights of
           --------------------------------------------                       -----------------------------
person or by proxy at the meeting, and a quorum for the    shareholders who are entitled to exercise their
---------------------------------                          -----------------------------------------------
meeting shall consist of Shareholders holding at least     voting rights, and a quorum for the meeting shall
              -------                                      -------------
one-third                                                  require the presence of shareholders holding
                                                           --------------------

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
of all the shares of voting stock.                         at least one-third of the total voting rights.
   ------------------------------                                                    -------------------

Article 16.    (Restriction on Voting by Proxy)            Article 17.    (Restriction on Voting by Proxy)
        --                                                         --
1.     A shareholder may exercise his/her voting right     1.     A shareholder may exercise his/her voting
by entrusting other shareholder who is entitled to         right by entrusting one proxy, who shall be another
              ---------------------------------                                -------------------------------
exercise his/her voting right as his/her proxy.            shareholder, to exercise his/her voting rights.
                        -----------------------            -----------                             ------
2.                          (omitted)                      2.     (present provisions maintained)

Article 17.   (Minutes of General Meeting of               Article 18.   (Minutes of General Meeting of
        --                                                         --
Shareholders)                                              Shareholders)
       The  substance  of  proceedings  of  the  General         A  summary  of  proceedings,  results  and other
       --------------                                            ----------                    ------------------
Meeting of Shareholders and the results thereof shall be   matters  required by applicable  laws and  regulations
                        -----------------------            ------------------------------------------------------
recorded in the minutes in writing or digitally, and the   regarding a general meeting of  shareholders  shall be
                                                 -------   ---------
chairman  and the  Directors  present  shall affix their   recorded in the minutes in writing or digitally.
--------------------------------------------------------
names  and  seals   thereto  or  put  their   electronic
--------------------------------------------------------
signatures thereon.
------------------

                   (Newly introduced)                      Article 19.    (Establishment of the Board of
                                                                   -------------------------------------
                                                           Directors)
                                                           ----------
                                                                   The Company shall establish the Board of
                                                                   ----------------------------------------
                                                           Directors.
                                                           ---------

Article 18.    (Number of Directors)                       Article 20.    (Number of Directors)
        --                                                         --
       The number of Directors of the Company shall be            The number of directors of the Company shall
ten (10) or less.                                          be no more than ten (10).
         -------                                              ------------

Article 19.    (Election of Directors)                     Article 21.    (Election of Directors)
        --                                                         --
1.                            (omitted)                    1.     (present provisions maintained)
2.       For  the election of Directors,  the attendance   2.______A resolution to elect a director shall be made
         -----------------------------------------------           ----------------------------------------------
of the  shareholders  holding one third (1/3) or more of   at  a  meeting  at  which  the  shareholders   holding
---                                                        -------------------------
the  voting  rights of the total  shareholders  shall be   one-third  (1/3) or more of the  voting  rights of all
                       ---------------------------------   shareholders who are entitled to exercise their voting
required,  and the  resolution  shall  be  adopted  by a                -----------------------------------------
------------------------------                             rights,  and shall be adopted  by a majority  of votes
majority of votes thereof.                                 ------ -----
                                                           thereof.
3.                            (omitted)                    3.     (present provisions maintained)

Article 20.    (Term of Office of Director)                Article 22.    (Term of Office of Directors)
        --                                                         --
1.     The term of office of a Director shall expire at    1.     The term of office of a director shall expire
the conclusion of the Ordinary General Meeting of          at the close of the ordinary general meeting of
    ----------                                                    -----
Shareholders held with respect to the last account         shareholders pertaining to the last fiscal year
             -----------------             -------                      ----------             -----------
settlement date within two (2) years after their           ending within one (1) year after appointment.
---------------                            -----           ------                           -----------
assumption of office.
--------------------
2.     The term of office of a Director elected to fill                          (deleted)
-------------------------------------------------------
a vacancy or due to an increase in number of Directors
------------------------------------------------------
shall be the same as the remaining term of the other
----------------------------------------------------
Directors then in office.
-------------------------

Article 21.    (Representative Director and Director       Article 23.    (Representative Directors and
        --                                                         --                             -
with Titles)                                               Directors with Titles)
1.       The Board of Directors shall by its resolution    1.     The Board of Directors shall by its resolution
appoint one or more Representative Directors.              elect one or more representative directors.
-------                                                    -----
2.       The  Board of Directors may by its resolution     2.     The Board of Directors may by its resolution
elect a Chairman of the Board and a Vice Chairmen of the   elect a Chairman of the Board and a Vice Chairmen of
Board.                                                     the Board.

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
Article 22.   (Convocation Notice and Resolutions of the   Article 24.   (Convocation Notice and Resolutions of
        --                                                         --
Board of Directors)                                        the Board of Directors)
1.                     (omitted)                           1.            (present provisions maintained)
2.                     (omitted)                           2.            (present provisions maintained)
3.                     (omitted)                           3.            (present provisions maintained)
                   (Newly introduced)                      4.            If a director submits a proposal to
                                                           -------------------------------------------------
                                                           resolve a matter that is subject to resolution by the
                                                           -----------------------------------------------------
                                                           Board of Directors and if all the directors (limited
                                                           ----------------------------------------------------
                                                           to those directors who are entitled to participate in
                                                           -----------------------------------------------------
                                                           the resolution of such matter) consent to such
                                                           ----------------------------------------------
                                                           proposal in writing or digitally (except when any
                                                           -------------------------------------------------
                                                           corporate auditor objects such proposal), the Company
                                                           -----------------------------------------------------
                                                           shall deem that there was a resolution by the Board
                                                           ---------------------------------------------------
                                                           of Directors adopting such proposal.
                                                           ------------------------------------

Article 23.   (Regulations of the Board of Directors)      Article 25.   (Regulations of the Board of Directors)
        --                                                         --
                        (omitted)                                     (present provisions maintained)

Article 24.    (Minutes of Meeting of the Board of         Article 26.    (Minutes of Meeting of the Board of
        --                                                         --
Directors)                                                 Directors)
       The  substance of  proceedings  of the meeting of          A summary of proceedings, results and other
       --------------                     ---                     ------------              -----------------
the Board of Directors and the results  thereof shall be   matters required by laws and regulations regarding a
                       -------------------------           ----------------------------------------------------
recorded in the minutes in writing or digitally, and the   meeting of the Board of Directors shall be recorded
Directors  and the  Corporate  Auditors  present  at the   in the minutes in writing or digitally, and the
meeting shall affix their names and seals thereto or put   directors and corporate auditors present at the
their electronic signatures thereon.                       meeting shall affix their names and seals thereto or
                                                           put their electronic signatures thereon.

Article 25.    (Remuneration of Directors)                 Article 27.    (Remuneration, etc. of Directors)
        --                                                         --                    ----
        The amount of remuneration and that of retirement  Remuneration, bonuses and other financial
        -------------              ----------------------                ---------------------------
allowance  to  Directors  shall  be  determined  at   the  interests received by directors from the Company as
-------------                                              ---------------------------------------------------
General Meeting of Shareholders.                           compensation for undertaking their functions
                                                           --------------------------------------------
                                                           ("Remuneration, etc.") shall be determined at a
                                                           ----------------------
                                                           general meeting of shareholders.

Article 26.    (Exemption of Directors' Liabilities)       Article 28.    (Exemption of Directors' Liabilities)
        --                                                         --
       Pursuant  to  Article  266,  Paragraph  12 of  the  1.     Pursuant to the provisions of Article 426,
Commercial  Code and to the extent  permitted  by law and                    -------------------------------
regulations,  the Company may, by resolution of the Board  Paragraph 1 of the Company Law and to the extent of  Directors,  exempt the  liabilities  of its Directors  ------------------------------
(including  persons  who have  previously  served  as the  permitted by laws and regulations, the Company may,
Company's  Directors)  with  respect  to  acts  described  by resolution of the Board of Directors, exempt
under Paragraph 1, Clause 5 of the said Article.           liabilities of its directors (including persons who
                                                           have previously served as the Company's directors)
                                                           for failing to perform their duties.
                                                           ------------------------------------
                   (Newly introduced)                      2.     Pursuant to the provisions of Article 427,
                                                           -------------------------------------------------
                                                           Paragraph 1 of the Company Law, the Company may enter
                                                           -----------------------------------------------------
                                                           into contracts with its outside directors to limit
                                                           --------------------------------------------------
                                                           their liabilities for a failure to perform their
                                                           ------------------------------------------------
                                                           duties, provided that the maximum amount of
                                                           -------------------------------------------
                                                           liabilities under such contracts shall be the total
                                                           ---------------------------------------------------
                                                           of the amounts provided in each item of Article 425,
                                                           ----------------------------------------------------
                                                           Paragraph 1 of the Company Law.
                                                           -------------------------------

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
Article 27.    (Counselors and Advisors)                   Article 29.    (Counselors and Advisors)
        --                                                         --
                        (omitted)                                     (present provisions maintained)

                   (Newly introduced)                      Article 30.    (Corporate  Auditors  and the Board of
                                                           -----------------------------------------------------
                                                           Corporate Auditors)
                                                           -------------------
                                                                   The Company shall have corporate auditors and
                                                                   ---------------------------------------------
                                                           the Board of Corporate Auditors.
                                                           --------------------------------

Article 28.   (Number of Corporate Auditors)               Article 31.    (Number of Corporate Auditors)
        --                                                         --
       The number of Corporate Auditors of the Company             The number of corporate auditors of the
shall be four (4) or less.                                 Company shall be no more than five (5).
         ----------------                                                   ------------ --------

Article 29.    (Election of Corporate Auditors)            Article 32.    (Election of Corporate Auditors)
        --                                                         --
1.                    (omitted)                            1.          (present provisions maintained)
2.       For the election of Corporate Auditors, the       2.       A resolution to elect a corporate auditor
         -------------------------------------------                -----------------------------------------
attendance of shareholders holding not less than one       shall be made at a meeting at which the shareholders
-------------                                              ------------------------------------
third (1/3) of the voting rights of the total              holding one-third (1/3) or more of the voting rights
                                    ---------              of the total shareholders who are entitled to
shareholders shall be required, and the resolution shall                             -------------------
--------------------------------------------------         exercise their voting rights, and shall be adopted by
be adopted by a majority of votes thereof.                 ---------------------------------
                                                           a majority of votes thereof.

Article 30.    (Term of Office of Corporate Auditors)      Article 33.    (Term of Office of Corporate Auditors)
        --                                                         --
1.       The term of office of Corporate Auditors shall    1.     The term of office of a corporate auditor
expire at the conclusion of the Ordinary General Meeting   shall expire at the close of the ordinary general
              -----------                                  meeting of shareholders pertaining to the last fiscal
of Shareholders held with respect to the last account                              -------------          ------
                --------------------          -------      year ending within four (4) years after his/her
settlement date within four (4) years after their          -----------                             -------
---------------                             -----          appointment.
assumption of office.                                      -----------
--------------------
2.       The term of office of a Corporate Auditor         2.     The term of office of a corporate auditor
elected to fill a vacancy of another Corporate Auditor     elected to fill a vacancy of another corporate
who has retired before his/her term of office expires,     auditor, who has retired before such another
shall be the same as the remaining term of office of the                                   ------------
         -----------------------------------------------   corporate auditor term of office expires, shall be
retired Corporate Auditor.                                 -----------------
-------------------------                                  until the term of office of such predecessor would
                                                           --------------------------------------------------
                                                           expire.
                                                           -------

Article 31.    (Standing Corporate Auditor)                Article 34.    (Standing Corporate Auditor(s))
        --                                                         --                                ---
       Corporate Auditors shall by their mutual vote             The Board of Corporate Auditors shall by its
       ------------------       --------------------             --------------------------------------------
appoint Standing Corporate Auditor(s).                     resolution elect standing corporate auditor(s).
-------                                                    -----------------

Article 32.    (Convocation  Notice of the Board of        Article 35.    (Convocation Notice of the Board of
        --                                                         --
Corporate Auditors and Resolution Thereof)                 Corporate Auditors and Resolution Thereof)
and                                                        and
Article 33.    (Regulations of the Board of Corporate      Article 36.    (Regulations of the Board of Corporate
        --                                                         --
Auditors)                                                  Auditors)
                        (omitted)                                     (present provisions maintained)

Article 34.    (Minutes of Meeting of the Board of         Article 37.    (Minutes of Meeting of the Board of
        --                                                         --
Corporate Auditors)                                        Corporate Auditors)
       The substance of proceedings of the meeting of             A summary of proceedings, results and other
       --------------                  ---                        ---------                 -----------------
the Board of Corporate Auditors and the results thereof    matters required by applicable laws and regulations
                                -----------------------    ---------------------------------------------------
shall be  recorded  in the minutes in writing or           regarding a meeting of the Board of Corporate
digitally, and the Corporate Auditors present at the       ---------
meeting shall affix their names and seals thereto or put   Auditors shall be recorded in the minutes in writing
their electronic signatures thereon.                       or digitally, and the corporate auditors present at
                                                           the meeting shall affix their names and seals thereto
                                                           or put their electronic

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
                                                            signatures thereon.
Article 35.    (Remuneration of Corporate Auditors)        Article 38.  (Remuneration, etc. of Corporate Auditors)
        --                                                         --                  ----
       The amount of remuneration and that of retirement          Remuneration, etc. of corporate auditors shall
       -------------              ----------------------          ---------------------
allowance to Corporate Auditors shall be determined at     be determined at a general meeting of shareholders.
-------------
the General Meeting of Shareholders.

Article 36.   (Exemption  of  Corporate Auditors'          Article 39.    (Exemption of Corporate Auditors'
        --                                                         --
Liabilities)                                               Liabilities)
       Pursuant to Article 280, Paragraph 1 of the         1.     Pursuant to the provisions of Article 426,
                   -------------------------------         -                                    ------------
Commercial Code and to the extent permitted by law and     Paragraph 1 of the Company Law and to the extent
---------------                                            ------------------------------
regulations, the Company may, by resolution of the Board   permitted by laws and regulations, the Company may,
of Directors, exempt the liabilities of its Corporate      by resolution of the Board of Directors, exempt the
Auditors (including persons who have previously served     liabilities of its corporate auditors (including
as the company's Corporate Auditors).                      persons who have previously served as the Company's
                                                           corporate auditors) for failing to perform their
                                                                               ----------------------------
                                                           duties.
                                                           -------
                   (Newly introduced)                      2.     Pursuant to the provisions of Article 427,
                                                           -------------------------------------------------
                                                           Paragraph 1 of the Company Law, the Company may enter
                                                           -----------------------------------------------------
                                                           into contracts with its outside corporate auditors to
                                                           -----------------------------------------------------
                                                           limit their liabilities for a failure to perform
                                                           ------------------------------------------------
                                                           their duties, provided that the maximum amount of
                                                           -------------------------------------------------
                                                           liabilities under such contracts shall be the total
                                                           ---------------------------------------------------
                                                           of the amounts provided in each item of Article 425,
                                                           ----------------------------------------------------
                                                           Paragraph 1 of the Company law.
                                                           -------------------------------

                                                           CHAPTER VI.  ACCOUNTING AUDITOR(S)
                                                           ----------------------------------
                   (Newly introduced)                      Article 40.    (Accounting Auditor(s))
                                                           --------------------------------------
                                                                  The Company shall have accounting auditor(s).
                                                                  ---------------------------------------------

CHAPTER VI.  ACCOUNTING                                    CHAPTER VII.  ACCOUNTING
        --                                                         ---
Article 37.   (Business Year)                              Article 41.    (Fiscal Year)
        --     --------                                            --      ------
       The business year of the Company shall be one (1)          The fiscal year of the Company shall be one
           --------                                                   ------
year starting from April 1 of each year and ending on      (1) year starting from April 1 of each year and
March 31 of the following year and the last day of each    ending on March 31 of the following year.
                               ------------------------
business year shall be the account settlement date.
--------------------------------------------------

                   (Newly introduced)                      Article 42.    (Organ to Decide Distribution of
                                                           -----------------------------------------------
                                                           Retained Earnings, etc.)
                                                           ------------------------
                                                                  Unless otherwise provided for in laws and
                                                                  -----------------------------------------
                                                           regulations, the Board of Directors may, by its
                                                           -----------------------------------------------
                                                           resolution, decide the matters, such as distribution
                                                           ----------------------------------------------------
                                                           of retained earnings, that are provided in each item
                                                           ----------------------------------------------------
                                                           of Article 459, Paragraph 1 of the Company Law.
                                                           -----------------------------------------------

Article 38.    (Dividends)                                 Article 43.    (Record Date for Distribution of
        --                                                 -----------------------------------------------
                                                           Surplus)
                                                           --------
       Dividends of the Company shall be paid to the       1.     The record date for the distribution of
       ---------------------------------------------       ----------------------------------------------
shareholders or registered pledgees registered on the      fiscal-year-end dividends of the Company shall be
-----------------------------------------------------      -------------------------------------------------
last Shareholders' Register as of March 31,                March 31 of each year.
-------------------------------------------                ----------------------

-----------------------------------------------------------------------------------------------------------------
                     Present Article                                         Proposed Amendment
-----------------------------------------------------------------------------------------------------------------
of each year in writing or digitally.
------------------------------------
                   (Newly introduced)                      2.     The record date for the distribution of an
                                                           -------------------------------------------------
                                                           interim dividend of the Company shall be September 30
                                                           -----------------------------------------------------
                                                           of each year.
                                                           -------------
                   (Newly introduced)                      3.     In addition to the record dates set forth in
                                                           ---------------------------------------------------
                                                           the preceding two paragraphs, the Company may
                                                           ---------------------------------------------
                                                           distribute retained earnings by setting a record date.
                                                           ------------------------------------------------------
Article 39.    (Interim Dividends)                                               (Deleted)
----------------------------------
       The Company may, by resolution of the Board of
       ----------------------------------------------
Directors, make such cash distribution as provided for
------------------------------------------------------
in Article 293-5 of the Commercial Code (hereinafter
----------------------------------------------------
called "interim dividends") to the shareholders or
--------------------------------------------------
registered pledgees registered on the last Shareholders'
--------------------------------------------------------
Register as of September 30, of each year in writing or
-------------------------------------------------------
digitally.
----------

Article 40.   (Effective Period for Dividend Payment)      Article 44.    (Expiration for Dividend Payment)
        --               ------                                    --      -----------
       If the dividends or interim  dividends should not          If the asset to be distributed as dividends is
          ----------------------------------------------          ----------------------------------------------
be received within three (3) years after the commencing    cash and if such cash is not received within three
--                                           ----------    --------    -----------------
date of the payment thereof, the Company shall be          (3) years after the date on which the Company
------------                                                                   -------------------------
released from the obligation to make such payment.         commenced payment thereof, the Company shall be
                                                           ----------
                                                           released from the obligation to make such payment.

                   (Newly introduced)                      (Supplementary Provisions)
                                                           --------------------------
                                                           1.     Notwithstanding the provisions of Article 22
                                                           ---------------------------------------------------
                                                           (Term of Office of Directors), the term of office of
                                                           ----------------------------------------------------
                                                           the directors elected at the 63rd ordinary general
                                                           --------------------------------------------------
                                                           meeting of shareholders held on June 28, 2005 shall
                                                           ---------------------------------------------------
                                                           expire at the close of the 65th ordinary general
                                                           ------------------------------------------------
                                                           meeting of shareholders to be held in 2007. This
                                                           ------------------------------------------------
                                                           supplementary provision shall be deleted as of the
                                                           --------------------------------------------------
                                                           close of the 65th ordinary general meeting of
                                                           ---------------------------------------------
                                                           shareholders to be held in 2007.
                                                           --------------------------------
-----------------------------------------------------------------------------------------------------------------

Agenda Item No. 3:   Election of two directors

         In order to reinforce the Company's management lineup and to substantiate corporate governance, we request that you elect two new directors.

         The profile of the candidates for directors is set forth below.

------------------------------------------------------------------------------------------------------------------------
                                Brief personal history; position and assignment in the                  Number of the
                Name           Company; and representative director's position in other               Company's shares
          (Date of Birth)                        companies, if any                                          owned
------------------------------------------------------------------------------------------------------------------------
                               April 1961           Joined Fuji Communication Apparatus Mfg. Co.,
                                                    Ltd. (currently Fujitsu Limited)
                               June 1988            Director of Fujitsu Limited
                               June 1991            Managing Director of Fujitsu Limited
                               June 1992            Senior Managing Director of Fujitsu Limited
          Naoyuki Akikusa      June 1998            Representative Board Director and President of
  1     (December 12, 1938)                         Fujitsu Limited                                                   0
                               June 2003            Representative Board Director and Chairman of
                                                    Fujitsu Limited (present position)
                               June 2005            Corporate Auditor of Advantest Corporation
                                                    (present position)
------------------------------------------------------------------------------------------------------------------------
                               April 1972           Assistant Judge, Tokyo District Court
                               April 1982           Judge, Tokyo District Court
                               April 1998           Instructor, Legal Training and Research
          Yasushige Hagio                           Institute
  2     (November 24, 1947)    December 2003        Chief of Shizuoka District Court                                 0
                               June 2004            Attorney-at-Law
                               June 2004            Joined Seiwa Patent Office and Law (present
                                                    position)
------------------------------------------------------------------------------------------------------------------------

Note:
1:       These candidates do not have any special interest in the Company.
2: Messrs. Naoyuki Akikusa and Yasushige Hagio are candidates for outside directors within the meaning of Item 15 of Article 2 of the Company Law.
3: Mr. Naoyuki Akikusa, who is presently serving as the Company's corporate auditor, is scheduled to resign from that office as of the close of this general meeting of shareholders.

Agenda Item No. 4:   Election of one corporate auditor

         As Mr. Naoyuki Akikusa, corporate auditor, will resign from his office as of the close of this general meeting of shareholders, we request that you elect one corporate auditor as his successor. The term of office of the corporate auditor who will be elected at this general meeting of shareholders shall be until the close of the 66th ordinary general meeting of shareholders to be held in 2008 which is the remaining term of his predecessor, pursuant to the provisions of the Articles of Incorporation. We have obtained consent of the Board of Corporate Auditors with respect to this agenda item.

         The profile of the candidate for corporate auditor is set forth below.

------------------------------------------------------------------------------------------------------------------------
                                Brief personal history; position and assignment in the                  Number of the
                Name           Company; and representative director's position in other               Company's shares
          (Date of Birth)                        companies, if any                                          owned
------------------------------------------------------------------------------------------------------------------------
                             April 1974           Assistant Judge, Tokyo District Court
                             April 1984           Judge, Tokyo District Court
                             April 1988           Instructor, Legal Training and Research
                                                  Institute
                             April 1997           Judge, Tokyo High Court
      Megumi Yamamuro        July 2004            Attorney-at-Law
      (March 8, 1948)        July 2004            Joined CAST Law P.C. (currently CAST Itoga                        0
                                                  Law P.C.) (present position)
                             October 2004         Professor, The University of Tokyo Graduate
                                                  School of Law and Politics (present position)
                             June 2005            Corporate Auditor of Fujitsu Limited (present
                                                  position)
------------------------------------------------------------------------------------------------------------------------

Note
1:       This candidate does not have any special interest in the Company.
2: Mr. Megumi Yamamuro is a candidate for outside corporate auditor within the meaning of Item 16 of Article 2 of the Company Law.

Agenda Item No. 5:   Determination of the amount of remuneration for granting
                     stock options to directors and corporate auditors

         We request that you approve the determination of the amount of remuneration for granting the stock acquisition rights as stock options to directors and corporate auditors of the Company as described below.

1.       Reason for requesting shareholder approval

         The Company has issued the stock acquisition rights as stock options to directors and corporate auditors of the Company since 2002 to improve directors' performance and morale, and corporate auditors' awareness of proper auditing. In this manner, the Company aims to promote a management style conscious of increasing shareholder value and to attract and retain outstanding personnel. Before the implementation of the Company Law (Law No.86 of 2005), we requested approval by special resolution at shareholders' meetings for issuance of the stock acquisition rights as stock options on especially favorable terms to persons other than shareholders. But now that the Company Law is in effect, because the stock acquisition rights allocated to directors and corporate auditors as stock options are regarded as remuneration, we request Shareholders' Meeting approval for the determination of the details of remuneration for granting stock options to directors and corporate auditors.

2.       The amount of remuneration for Directors and Corporate Auditors

         Taking into consideration all circumstances, including the grant of stock options up to the present, the amount of remuneration for granting the stock acquisition rights as stock options to directors shall be no more than 700,000,000 yen per fiscal year, in addition to the amount of remuneration approved at the 54th ordinary general meeting of shareholders held on June 27, 1996, and the amount of remuneration for granting the stock acquisition rights as stock options to corporate auditors shall be no more than 50,000,000 yen per fiscal year, in addition to the amount of remuneration approved at the 55th ordinary general meeting of shareholders held on June 27, 1997. The Company may issue the stock acquisition rights to directors and corporate auditors up to such remuneration amount. Stock options will be granted by (i) allocating the stock acquisition rights with a fair value as the subscription price, (ii) providing cash compensation that is equal to the total amount of such subscription price, and (iii) setting off such compensation obligation against the subscription price of the stock acquisition rights. Currently, the number of directors is seven (7) and the number of corporate auditors is four (4). However, the number of directors will be nine (9) and the number of corporate auditors will be four (4) if Agenda Item Nos. 3 and 4 are approved without any change.

3.       Details of the stock acquisition rights

(1) Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

         The class of shares to be issued or delivered upon exercise of the stock acquisition rights shall be common stock of the Company.

         The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, that if the subscription price per share has been adjusted in accordance with sub-paragraph (3) below, the number of such shares shall be adjusted according to the following formula. This adjustment shall be made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment. Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

           Number of shares to be issued or          Total subscription price
            delivered upon exercise of each   =   ------------------------------
                stock acquisition right            Subscription price per share

(2)      Total number of the stock acquisition rights to be issued

         The total amount of the fair value of the stock acquisition rights to be issued to directors and corporate auditors within one (1) year from the ordinary general meeting of shareholders for each fiscal year, shall not exceed the amount of compensation for granting the stock acquisition rights in paragraph 2 above. The fair value of such stock acquision rights shall be obtained by multiplying each stock acquisition right by its fair value computed based on the Black Sholes model on the date of allocation.

(3) Subscription price to be paid upon exercise of each stock acquisition right

         The subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph (1) above (initially, 100 shares).

         The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding the month in which any stock acquisition rights are allocated (excluding any such day on which there was no trade); provided that if such amount is less than the closing price of the common stock of the Company on such day of allocation (or, if there was no trade on such day of allocation, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall be equal to the closing price on such day of allocation. The Company may determine the subscription price per share for the stock acquisition rights to be issued within one (1) year from the ordinary general meeting of shareholders for a fiscal year to be the same as that for the first stock acquisition rights issued after the ordinary general meeting of shareholders for that fiscal year (if the subscription price per share for the first stock acquisition right is adjusted by the method described below, such adjusted subscription price per share) for any subsequent stock acquisition right issued.

         If, subsequent to the issuance of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (subject to certain exceptions, including the issuance or delivery of shares upon exercise of the stock acquisition rights), the subscription price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of merger or split of the Company, stock-for-stock exchange or certain other events. The Company may determine the subscription price per share for each stock acquisition right issued after such adjustment but within one (1) year from the previous ordinary general meeting of shareholders to be the same as such adjusted subscription price per share.

         (a) Formula for adjustment in the case of share split or consolidation

         Subscription price per share   =     Subscription price per      x                    1
               after adjustment               share before adjustment          --------------------------------
                                                                                Ratio of split / consolidation

         (b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price

                                                                          Number of new          Subscription
                                                     Outstanding           shares to be     x   price per share
          Subscription           Subscription         number of      +        issued              to be issued
            price per              price per    x      shares           ------------------------------------------
           share after     =     share before                                     Market price per share
            adjustment            adjustment       ---------------------------------------------------------------
                                                         Outstanding number of   +   Number of new shares to be
                                                               shares                          issued

         In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of a disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of".

(4)      Exercise period of the stock acquisition rights

         The exercise period for each stock acquisition right shall be determined by resolution at the meeting of the Board of Directors to approve the issuance of that stock acquisition right, and shall be not more than five (5) years from the day following the date of allocation.

(5)      Other details of the stock acquisition rights

         Details of items described in sub-paragraphs (1) through (4) above and other matters will be determined by resolution at the meeting of the Board of Directors to approve the issuance of the stock acquisition rights.

Agenda Item No. 6:   Issuance of the stock acquisition rights as stock options


         Pursuant to Articles 236, 238 and 239 of the Company Law, we request that you approve the issuance of the stock acquisition rights as stock options to executive officers and employees of the Company and directors, corporate auditors and employees of its domestic and overseas subsidiaries as described below.

1. Reason for the issuance of the stock acquisition rights on especially favorable terms

         The Company will issue stock acquisition rights as stock options on especially favorable terms to executive officers and employees of the Company and directors, corporate auditors and employees of its domestic and overseas subsidiaries to improve performance and morale of executive officers and employees of the Company and directors and employees of its domestic and overseas subsidiaries, and corporate auditors' awareness of proper auditing at the Company's domestic and overseas subsidiaries. In this manner, the Company aims to promote a management style conscious of increasing shareholder value and to attract and retain outstanding personnel.

2.       Details of the stock acquisition rights

(1)      Persons to whom the stock acquisition rights will be allocated

         Executive officers and employees of the Company and directors, corporate auditors and employees of its domestic and overseas subsidiaries, and overseas subsidiaries of the Company. The overseas subsidiaries will then allocate the same rights as the stock acquisition rights pursuant to applicable local laws to directors, corporate auditors and employees of other overseas subsidiaries.

(2) Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

         Not exceeding 700,000 shares of common stock of the Company.

         The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, that if the subscription price per share has been adjusted in accordance with sub-paragraph (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment has been made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment. Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

         Number of shares to be issued or            Total subscription price
          delivered upon exercise of each    =    ------------------------------
              stock acquisition right              Subscription price per share

         When the number of shares to be issued or delivered upon exercise of each stock acquisition right has been adjusted, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued or delivered upon exercise of each stock acquisition right after adjustment by (ii) the number of the stock acquisition rights that have not yet been exercised as of such adjustment, then adding the number of shares that have been issued or delivered upon exercise of the stock acquisition rights. After the adjustment, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights may exceed 700,000 shares.

(3)      Total number of the stock acquisition rights to be issued

         Not exceeding 7,000.

(4)      Issue price of the stock acquisition rights

         No consideration.

(5) Subscription price to be paid upon exercise of each stock acquisition right

         The subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph (2) above (initially, 100 shares).

         The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding to the month in which any stock acquisition rights are allocated (excluding any such day on which there was no trade); provided, however, that if such amount is less than the closing price of the common stock of the Company on such day of allocation (or, if there was no trade on such day of allocation, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall be equal to the closing price on such day of allocation. The Company may determine the subscription price per share to be the same as that for the first stock acquisition rights issued based upon this Shareholders' Meeting (if the subscription price per share for the first stock acquisition right is adjusted by the method described below, such adjusted subscription price per share) for any subsequent stock acquision rights issued.

         If, subsequent to the issuance of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (subject to certain other exceptions including the issuance or delivery of shares upon exercise of the stock acquisition rights), the subscription price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of merger or split of the Company, stock-for-stock exchange or certain other events. The Company may determine the subscription price per share for each stock acquisition right issued pursuant to the resolution this Shareholders' Meeting after such adjustment to be the same as the adjusted subscription price per share.

         (a) Formula for adjustment in the case of share split or consolidation

         Subscription price per share   =     Subscription price per      x                    1
               after adjustment               share before adjustment         ----------------------------------
                                                                                Ratio of split / consolidation

         (b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price

                                                                          Number of new          Subscription
                                                     Outstanding           shares to be     x   price per share
          Subscription           Subscription         number of      +        issued              to be issued
            price per              price per    x      shares           ------------------------------------------
           share after     =     share before                                     Market price per share
            adjustment            adjustment       ---------------------------------------------------------------
                                                         Outstanding number of   +   Number of new shares to be
                                                               shares                          issued

         In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of."

(6)      Exercise period of the stock acquisition rights

         Between April 1, 2007 and March 31, 2011 (4 years).

(7)      Conditions for exercise of the stock acquisition rights

         (a) A person to whom the stock acquisition rights has been allocated, other than overseas subsidiaries of the Company, must be a director, corporate auditor, executive officer or employee of the Company or its domestic or overseas subsidiary at the time of exercise, except where there are any reasons the Company deems justifiable.

         (b)      The stock acquisition rights may not be inherited.

         (c)      No stock acquisition right may be exercised in part.

         (d) Other terms and conditions will be determined at a meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.

(8)      The Company's acquisition of the stock acquisition rights

         The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

         (a) the general meeting of shareholders resolves to approve (if approval by the shareholders' meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;

         (b) a person to whom the stock acquisition rights have been allocated, other than overseas subsidiaries of the Company, does not hold the position of a director, corporate auditor, executive officer, employee or any other similar position of the Company or its domestic and overseas subsidiaries, except where there are any reasons the Company deemed justifiable;

         (c) a person to whom the stock acquisition rights have been allocated, other than overseas subsidiaries of the Company, dies;

         (d) a person to whom the stock acquisition rights have been allocated waives all or part of his stock acquisition rights to the Company;

         (e) a person to whom the stock acquisition rights have been allocated, other than overseas subsidiaries of the Company, becomes a director, corporate auditor, executive officer or employee of a company that competes with the Company, except where such change of position has approved by the Company;

         (f) a person to whom the stock acquisition rights have been allocated is in violation of laws and regulations, internal rules or other regulations of the Company, except where there are any reasons the Company deems justifiable; and

         (g) other events as determined by resolution at a meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting occur.

(9) Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights

         (a) The amount of capital increased by the issue of the shares upon exercise of the stock acquisition rights shall be the amount equal to one-half of the maximum limit of capital increase, as calculated in accordance with Article 40, Paragraph 1 of the Company Accounting Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

         (b) The amount of additional paid-in capital increased by the issue of the shares upon exercise of the stock acquisition rights shall be the amount obtained by subtracting the capital to be increased, as provided in the sub-paragraph (a) above, from the maximum limit of capital increase, as also provided in the sub-paragraph (a) above.

(10)     Restriction on the transfer of the stock acquisition rights

         Approval by the Board of Directors is required upon a transfer of the stock acquisition rights , except where the Company is the transferee with respect to such transfer.

(11) Other details in respect of the stock acquisition rights will be determined by resolution at a meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.

Agenda Item No. 7:   Payment of money to directors and corporate auditors still in office following the abolishment of retirement allowance payment system

         The Company decided, by resolution of the Board of Directors held on May 26, 2006, to abolish, as of the close of this general meeting of shareholders, the retirement allowance payment system for directors and corporate auditors, a part of review of directors' and corporate auditors' remuneration structures. Accordingly, the Company proposes to pay to seven directors and four corporate auditors who are still in office retirement allowances corresponding to the periods from their assumption of office of directors and corporate auditors, respectively, until the close of this general meeting of shareholders, in accordance with the standard set by the Company, as reward for their services up to now.

         The timing of payment shall be at the time of retirement from the position of both director and executive officer for the relevant director, and at the time of retirement from the position of corporate auditor for the relevant corporate auditor. We request that the amount of such retirement allowances and the method of payment thereof be decided by the Board of Directors with respect to the payments to directors, and by mutual consultation among corporate auditors with respect to the payments to corporate auditors.

         Brief personal history of the directors and corporate auditors still in office, to whom the retirement allowances is to be paid, is set forth below.

------------------------------------------------------------------------------------------------------------------
             Name                                             Brief Personal History
------------------------------------------------------------------------------------------------------------------
                                June 1985            Director of Advantest Corporation
                                December 1990        Managing Director
                                June 1995            Senior Managing Director
      Shimpei Takeshita         June 1997            Representative Board Director and Corporate Executive Vice
                                                     President
                                June 2001            Vice Chairman of the Board
                                June 2005            Chairman of the Board (present position)
------------------------------------------------------------------------------------------------------------------
                                June 1989            Director of Advantest Corporation
                                June 1995            Managing Director
                                June 1999            Senior Managing Director
       Toshio Maruyama          June 2001            Representative Board Director and President
                                June 2003            Representative Board Director, President and COO
                                June 2005            Representative Board Director, President and CEO (present
                                                     position)
------------------------------------------------------------------------------------------------------------------
                                June 1989            Representative Board Director and President of Advantest
                                                     Corporation
         Hiroshi Oura           June 2001            Representative Board Director, Chairman of the Board and CEO
                                June 2005            Director, Senior Executive Advisor (present position)
------------------------------------------------------------------------------------------------------------------
                                June 1993            Director of Advantest Corporation
                                June 1997            Managing Director
        Junji Nishiura          June 2001            Senior Managing Director
                                June 2003            Director, Senior Executive Officer (present position)
------------------------------------------------------------------------------------------------------------------
                                June 1993            Director of Advantest Corporation
         Hiroji Agata           June 1999            Managing Director
                                June 2003            Director, Senior Executive Officer (present position)
------------------------------------------------------------------------------------------------------------------
                                June 1997            Director of Advantest Corporation
        Hitoshi Owada           June 2000            Managing Director
                                June 2003            Director, Managing Executive Officer (present position)
------------------------------------------------------------------------------------------------------------------
        Takashi Tokuno          June 2004            Director, Managing Executive Officer of Advantest
                                                     Corporation (present position)
------------------------------------------------------------------------------------------------------------------
       Noboru Yamaguchi         June 2001            Standing Corporate Auditor of Advantest Corporation (present position)
------------------------------------------------------------------------------------------------------------------
       Tadahiko Hirano          June 2000            Standing Corporate Auditor of Advantest Corporation (present position)
------------------------------------------------------------------------------------------------------------------
       Naoyuki Akikusa          June 2005            Corporate Auditor of Advantest Corporation (present position)
------------------------------------------------------------------------------------------------------------------
        Takashi Takaya          June 2003            Corporate Auditor of Advantest Corporation (present position)
------------------------------------------------------------------------------------------------------------------

     (Instructions for the Exercise of Voting Rights via the Internet, etc.)
     -----------------------------------------------------------------------

         If you choose to exercise your voting rights via the Internet, etc., please read the following instructions before doing so:

(Method to vote via the Internet)

1. Voting rights may exercised online only by using the following website designated by the Company (http://www.e-tosyodai.com). It is possible to access this site through Internet access on a mobile phone.

     (Please note that you will need the voting number and dedicated voting password as indicated on the enclosed voting instruction form if you want to exercise your voting rights on the Internet.)

2. Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

Note: The following system environment must be satisfied if you use the voting website via the Internet by using a mobile phone:

(1)  Any one of i-mode, EZweb or Vodafone live! services is available.

(2) The mobile phone must have SSL commucation function which enables cryptographic communication. (i-mode, EZweb and Vodafone live! are trademarks or registered trademarks of NTT Docomo, KDDI Co., Ltd. and Vodafone Group Plc., respectively.)

    ----------------------------------------------------------------------------
    Any inquiries relating to the procedures for exercising voting rights online shall be directed to the following:
        Share registration agent:   Tokyo Securities Transfer Agent Co., Ltd.
        Phone number:               0120-49-7009 (toll-free number)
    ----------------------------------------------------------------------------

(To: Institutional Shareholders)
The Company is a participant in the electronic voting platform operated by ICJ Inc.